Emerald Bioscience, Inc.

130 North Marina Drive

Long Beach, CA 90803

December 16, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Emerald Bioscience, Inc.
Request for Withdrawal of Post-Effective Amendment No. 1
Registration Statement on Form S-1 (File Nos. 333-231951 and 333-234673)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Emerald Bioscience, Inc. (the “Company”) hereby requests withdrawal of Company’s Post-Effective Amendment No. 1 (the “Amendment”) to its registration statements on Form S-1 (File Nos. 333-231951 and 333-234673), together with all exhibits and amendments thereto (collectively, “Registration Statements” and each individually, a “Registration Statement”). The Registration Statement (File No. 333-231951) was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 4, 2019, and was declared effective on October 28, 2019, and the Registration Statement under Rule 462(b) (File No. 333-234673) was filed and became effective on November 13, 2019. The Amendment requested de-registration of unsold securities registered under the Registration Statements and was filed with the Commission on December 9, 2019.

The grounds for this application for withdrawal are that the Amendment was filed prematurely, as the Company would like to continue the offering of the unsold securities, and expects to submit a Post-Effective Amendment No. 2 extending the offering to April 30, 2020. For this reason, the Company has requested the Staff not to declare the Amendment effective, and thus is hereby submitting this Form AW as an official request to withdraw same.

If you have any questions with respect to the foregoing, please call Mark C. Lee (916-868-0630) of Greenberg Traurig LLP, our legal counsel.

Respectfully submitted,

/s/ Douglas Cesario
Douglas Cesario
Chief Financial Officer